Exhibit 99.1

ProQR Announces Annual Meeting of Shareholders

LEIDEN, Netherlands & CAMBRIDGE, Mass., May 25, 2020 — ProQR Therapeutics N.V. (Nasdaq: PRQR) (the “Company”), a company dedicated to changing lives through the creation of transformative RNA therapies for severe genetic rare diseases, today announced that the Annual General Meeting of Shareholders will take place on Tuesday, June 23, 2020 at 15:00 CET, via videoconference.

All relevant documents and information for the meeting, including the notice and agenda, are or will be made available in the “Investors” section of ProQR’s website (www.proqr.com) under “Financial Information”. The documents will also be made available on the SEC’s website at www.sec.gov.  Shareholders that wish to attend the videoconference should register for attendance as described in the notice and agenda, after which they will receive login details for the videoconference.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies for the treatment of severe genetic rare diseases such as Leber congenital amaurosis 10, Usher syndrome and autosomal dominant retinitis pigmentosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

ProQR Therapeutics N.V.

Investor Contact:

Sarah Kiely

ProQR Therapeutics N.V.

T: +1 617 599 6228

skiely@proqr.com

or

Hans Vitzthum

LifeSci Advisors

T: +1 617 535 7743

hans@lifesciadvisors.com

Media Contact:

Sara Zelkovic

LifeSci Public Relations

T: +1 646 876 4933

sara@lifescipublicrelations.com

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com